

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2015

Via E-mail
Michael Alvarado
Executive Vice President & General Counsel
Five Point Holdings, Inc.
25 Enterprise, Suite 400
Aliso Viejo, CA 92656

> **Re: Five Point Holdings, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted July 6, 2015**
> **CIK No. 0001643473**

Dear Mr. Alvarado:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. We note that Newhall Holding and the contributing investors will contribute their equity interests in the acquired entities in exchange for your common stock, interests in the operating company, or interests in one of the operating company's subsidiaries. Please tell us why you believe the roll-up rules are not applicable to these transactions. See Items 901 through 915 of Regulation S-K for guidance.

Prospectus Summary, page 1

Structure and Formation of Our Company, page 11

4. Please revise the diagram on page 12 to depict Lennar Corporation's and Mr. Haddad's ownership of each entity disclosed upon completion of the formation transactions.

5. We note your disclosure that Newhall Holding will distribute its shares of your Class A common stock to Newhall Members. Please provide more detail regarding this transaction and tell us the exemption that will be relied upon for the transaction.

Great Park Venture Legacy Properties, page 13

6. We note your tabular disclosure on page 95 that 2,595 of the 9,500 homesites in the Great Park Venture are Legacy Properties. Please revise your disclosure on page 13 to quantify the number of homesites that constitute the Legacy Properties and to clarify that the Operating Company will not receive any proceeds from the sales of such homesites.

As a holding company, we are entirely dependent upon the operations of the operating company and its ability to make distributions to provide cash flow to us or to pay taxes and other expenses, page 30

7. We note your risk factor disclosure on page 30 discussing the manner in which the ability of your operating company's subsidiaries to pay distributions to the operating company will be limited by their obligations to their respective creditors. Please revise this risk factor to specifically reference the restrictions that could limit the ability of the Great Park Venture and the San Francisco Venture to distribute cash to the operating company, per your disclosure on pages 79-80.

Some of our directors are involved in other businesses including real estate activities and public or private investments and, therefore, may have competing or conflicting interests with us, page 30

8. Please specify that three of your directors are senior officers of Lennar, and in this capacity, may compete with you for development opportunities.

We will be required to pay certain investors for certain expected tax benefits, page 32

9.   Please identify the "certain investors" who will receive the tax benefits referenced. In addition, if possible, provide an estimate of the substantial payments expected.

In certain circumstances, payments under the tax receivable agreement may be accelerated or significantly exceed the actual tax benefits we realize, page 32

10.   You refer to possible IRS challenges in noting the possibility that the actual cash tax savings realized by you may be significantly less than the corresponding tax receivable agreement payments. Please expand to provide further context. For example, please clarify if an IRS challenge could nullify all expected tax savings contemplated in the prior risk factor, resulting in only expenditures for any payments previously made under the tax receivable agreement.

1. Basis of Presentation, page 55

11.   Please provide us with the details of the analysis you performed in determining that Newhall Holding Company is the predecessor and accounting acquirer.

2.Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 56

Footnote (4), page 58

12.   We note your disclosure that the remaining estimated fair value of a portion of the incentive compensation arrangements due under the management agreement is attributable to estimated amounts payable to holders of Class B partnership interests of FP LP. Please clarify where this liability has been included in the unaudited pro forma condensed consolidated balance sheet.

Our Business, page 63

13.   We note your disclosure on page 64 and elsewhere that you may elect to build homes on your homesites and sell directly to homebuyers. Please revise your disclosure to discuss the factors you consider when determining whether to sell the homesites to homebuilders, or to build the homes yourself. Please also clarify whether you have employees to perform such construction, or if you contract with a developer to perform the construction. Additionally, please state whether you contract with, or intend to contract with, Lennar Corporation for such construction.

Factors that May Influence our Results of Operations, page 66

14.   We note your disclosure on page 66 that certain parcels of land will not be conveyed to you until the U.S. Navy satisfactorily completes its finding of suitability to transfer

process. We further note your disclosure on page 101 that you expect the relevant property to be conveyed to you "over the next several years." Please revise your disclosure to quantify the acres of land in the San Francisco Shipyard and Candlestick Point that have not yet been conveyed to you by the U.S. Navy and to provide a more specific time-frame in which you expect the property to be conveyed to you. Please also provide a brief overview of the process by which the U.S. Navy completes its finding of suitability to transfer land. Clarify the extent to which this process is subject to the risk that the U.S. Navy may not find the transfer to be suitable.

Qualitative and Quantitative Disclosures about Market Risk, page 85

15.   Please provide the disclosure contemplated by Item 305 of Regulation S-K.

Our Business Strategy, page 91

16.   We note that you may retain a portion of the commercial and multi-family properties in your communities as income-producing assets. It appears that your business objective is to maximize revenue from land sales. Please expand to explain the circumstances in which you would retain properties as income-producing assets.

Our Communities, page 93

17.   Please revise your disclosure concerning the development status of your communities to state the development costs incurred to date for each community and your budgeted costs for future development for each community. Please also clarify the extent to which costs incurred to date are associated with properties already sold or legacy properties.

Legal Proceedings, page 107

18.   We note your conclusion that, with respect to the legal proceedings involving the California Department of Fish and Wildlife, Landmark Village, and Mission Village, the monetary impact of an adverse result cannot be estimated. Please revise here, or the risk factor section, to clarify the business impact of an adverse judgment to the extent material.

Certain Relationships and Related Transactions, page 126

Formation Transactions, page 126

19.   Please refer to the first sentence in this section. You state that "certain contributing investors will contribute equity interests in the acquired entities and other assets to the operating company in exchange for *either* Class A units of the operating company" (emphasis added). Please revise to clarify what other consideration investors may elect, other than the Class A units referenced.

20.   We note that you will issue Class B common stock to certain contributing investors and existing unitholders of your operating company who qualify as accredited investors. Please clarify if the price will be based on the assumed offering price of the Class A common stock, taking into account the conversion ratio, or if you will determine price in another manner.

Management Payments and Equity Grants, page 127

21.   Please provide additional disclosure outlining the specific amounts you will pay to related parties, as contemplated by Item 404 of Regulation S-K.

Transition Services Agreement, page 128

22.   Please disclose the approximate amount involved in this transaction. See Item 404(a)(3) of Regulation S-K.

23.   We note your disclosure that you will enter into a transition services agreement with Lennar in connection with the formation transactions. Please tell us where this agreement has been reflected within your unaudited pro forma condensed consolidated financial statements.

Policies with Respect to Other Activities, page 132

24.   On page 133 you state your intent to use leverage conservatively. Please quantify or otherwise more precisely explain what you consider conservative leverage.

Structure and Formation of Our Company, page 135

25.   Please consider including disclosure to outline the type of interests the contributing investors will receive in connection with the formation transactions and the material rights associated with those interests.

The Great Park Venture, page 135

26.   We note your disclosure on page 136 that the operating company will exercise exclusive control of the Great Park Venture, subject to certain approval rights of minority investors. Please revise your disclosure to summarize the material approval rights enjoyed by the minority investors.

27.   Please revise your disclosure to provide a concise outline of the different rights associated with Class A, B, C, and D Units of the Great Park Venture.

FP LP, page 136

28.   Please revise to provide a summary of the material provisions of the amended and restated development management agreement. Please also clarify under what

circumstances the Great Park Venture will pay a fee to FP LP for development management services.

Formation Transactions, page 136

29. On pages 137-138 you outline various events that have occurred, or will occur, prior to completion of this offering as part of the formation transactions. Please clarify how you valued the assets and/or interests that you will acquire. In circumstances where you acquire the right to a percentage of cash flow or payments under various agreements, please explain how payments are determined under the terms of the agreement.

30. We note your disclosure on page 138 that the contributing investors will make a $57.2 million capital contribution to the San Francisco Venture. Please clarify whether the contributing investors will receive any additional interests of the venture in exchange for the contribution.

31. We note your disclosure on page 139 that the operating company will, directly or indirectly, own all of the outstanding equity interests in the San Francisco Venture. The organizational chart on page 140 gives the impression that other investors will own an interest in the San Francisco Venture through their holdings in FP LP. Please revise or explain how the referenced statement is consistent with the organizational chart.

Exhibits

32. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed on EDGAR as correspondence.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Eric McPhee, Senior Staff Accountant, at (202) 551-3693, if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or Kim McManus, Staff Attorney, at (202) 551-3215 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Jonathan L. Friedman, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP